UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 9

Under the Securities Exchange Act of 1934

Globalstar, Inc.
(Name of Issuer)

Voting Common Stock, par value $0.0001 per share
(Title of Class of Securities)

378973408
(CUSIP Number)

Arthur McMahon III, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH 45202
(513) 357-9670
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1.    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FL Investment Holdings LLC (fka Globalstar Holdings, LLC)
41-2116509

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]
(b) []

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
640,750
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
640,750

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,750

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

[]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.04% (See Item 5.)

14.    TYPE OF REPORTING PERSON*

OO

CUSIP No. 378973408

1.    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding II LLC
46-3451635

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]
(b) []

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
825,358,953
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
825,358,953

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

825,358,953

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

[X] (See Item 5.)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

57.43% (See Item 5.)

14.    TYPE OF REPORTING PERSON*

OO

CUSIP No. 378973408

1.    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP
33-1077009

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]
(b) []

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
618,558
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
618,558

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,558

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

[]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.04% (See Item 5.)

14.    TYPE OF REPORTING PERSON*

PN

CUSIP No. 378973408

1.    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Monroe III

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]
(b) []

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

PF

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
[]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
826,818,261
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
826,818,261

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

826,818,261

12.    CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

[X] (See Item 5.)

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

57.52% (See Item 5.)

14.    TYPE OF REPORTING PERSON*

IN

FL Investment Holdings LLC, Thermo Funding II LLC, Globalstar Satellite, L.P. and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as “Thermo” or the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Unless otherwise noted, references to the Company’s Common Stock refers to the Company’s Voting Common Stock.

This filing amends the Schedule 13D Amendment #8 filed May 4, 2018 to amend Items 3 through 5 as follows:

Item 3.    Source and Amount of Funds or Other Considerations.

Since the filing of the Reporting Persons’ Schedule 13D Amendment #8 in May 2018, the Reporting Persons acquired securities as set forth in Item 5.  The source of funding for such purchases was working capital or personal funds.

Item 4. Purpose of Transaction.

Since the Company’s initial public offering in November 2006, Thermo has been the Company’s controlling stockholder and source of a significant portion of funding. In addition, Mr. Monroe served as the Company’s Chairman from April 2004 to September 2018, has served as the Company’s Executive Chairman since September 2018, and, except from July 2009 to July 2011, served as the Company’s Chief Executive Officer from January 2005 to September 2018.

As more fully described in the Company’s Current Report on Form 8-K filed with the Commission on December 17, 2018, on December 14, 2018, all parties to the previously disclosed shareholder action against the Company, Thermo and certain other parties entered into a settlement agreement (the “Settlement Agreement”). As part of the Settlement Agreement, the Company agreed to conduct an equity offering in an amount of not more than $60 million. In the Settlement Agreement, Thermo, along with plaintiffs Mudrick Capital Management and Warlander Asset Management, agreed to purchase its pro rata share of the shares offered in the offering at the public offering price and to provide a backstop commitment for its pro rata share of any of any shares not purchased by other investors in the offering.

The Settlement Agreement provided for certain changes to the Company’s Board of Directors and corporate governance, including the creation of a committee to review certain transactions and changes to the membership of the Company’s Board of Directors. These changes are discussed in more detail in the Company’s Current Report on Form 8-K filed with the Commission on December 17, 2018.

As more fully described in the Company’s Current Reports on Forms 8-K filed with the Commission on December 18, 2018 and December 20, 2018, on December 18, 2018, the Company announced, and on December 21, 2018 completed, a public offering of 171,428,571 shares of Common Stock (the “Offering”). The Offering was open to all of the Company’s qualified and readily identifiable investors on a pro rata basis based on their ownership of Common Stock. Thermo purchased 140,970,321 shares of Common Stock at the public offering price of $0.35 a share, for a total purchase price of $49,339,612.40, which includes shares representing Thermo’s pro rata share of the Offering and shares purchased pursuant to its backstop commitment.

Thermo made additional acquisitions of Common Stock. On December 20, 2018, Thermo acquired 5,156,695 shares of Common Stock in open market purchases. The shares were purchased at market price, which was between $0.3893 and $0.4300 per share, for a total amount of $2,075,605.93. On December 21, 2018, Thermo acquired 9,679,028 shares of Common Stock in open market purchases. The shares were purchased at market price, which was between $0.4200 and $0.4600 per share, for a total amount of $4,329,112.08.

Except as set forth in this Item 4, Thermo does not have any plans or proposals that relate to or would result in:

(a)    The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)    An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)    A sale of transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)    Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the issuer;

(f)    Any other material change in the issuer’s business or corporate structure;

(g)    Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)    Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Company, the Board of Directors and the management team have discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above. Mr. Monroe participates in those discussions as Chairman of the Board.

Thermo considered the Common Stock to be an attractive investment at the price levels at which the shares of Common Stock were acquired. Thermo may acquire additional shares of Common Stock in the future.

Item 5. Interest in Securities of Issuer.

The calculations of percentages in this Schedule 13D, Amendment 9 are based on the number of shares of Common Stock (1,437,050,859 shares) outstanding on December 21, 2018.

FL Investment Holdings LLC (fka Globalstar Holdings, LLC)

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Thermo Funding II LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	The only acquisitions by Thermo Funding II LLC during 2018 are as follows:
December 20, 2018: 5,156,695 shares of Common Stock purchased on the open market at an average price per share of approximately $0.4025 (see Item 4).
December 21, 2018: 140,970,321 shares of Common Stock purchased at $0.35 per share in the Offering (see Item 4).
December 21, 2018: 9,679,028 shares of Common Stock purchased on the open market at an average price per share of approximately $0.4473 (See Item 4).
(d)	None.
(e)	Not applicable.

Globalstar Satellite, L.P.

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not applicable.

James Monroe III

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 4, 2019

FL INVESTMENT HOLDINGS LLC

By: /s/*
James Monroe III, Manager
Dated: January 4, 2019

THERMO FUNDING II LLC

By: /s/*
James Monroe III, Trustee of Sole Member
Dated: January 4, 2019

GLOBALSTAR SATELLITE L.P.

By: /s/*
James Monroe III, President of General Partner
Dated: January 4, 2019

/s/*
James Monroe III
Dated: January 4, 2019

*By Arthur McMahon III, Attorney-in-Fact

/s/Arthur McMahon III
Arthur McMahon III
Dated: January 4, 2019